

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2021

Wasef Jabsheh
Chief Executive Officer
International General Insurance Holdings Ltd.
74 Abdel Hamid Sharaf Street
P.O. Box 941428
Amman 11194, Jordan

      Re: International General Insurance Holdings Ltd.
           Registration Statement on Form F-3
           Filed April 2, 2021
           File No. 333-254986

Dear Mr. Jabsheh:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-3859 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Finance